CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

May 23, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS REPORTS FIRST BULK SAMPLING TEST

CONFIRMS DIAMOND GRADES AT CASIERRA PROJECT, SIERRA LEONE

Cream Minerals Ltd. (CMA – TSX-V) (“Cream” or the “Company”) is pleased to report that the first three bulk samples taken under the Sewa River Exploration Licence sampling program successfully confirmed estimates of diamond grades as reported by the Geological Survey of Sierra Leone.  Three bulk samples of approximately 6 cubic meters of diamondiferous alluvial products yielded ten (10) individual diamonds whose total weight averaged 0.55 carats per cubic meter.  This grade is comparable to historical estimates of Hall (1966) for the mineral potential of this Licence EPL 1/94.

The ten individual stones recovered included seven good clarity white and pale gold coloured stones and three coated stones.  They were hand screened down to a 1.5 mm mesh and were weighed with a high precision portable diamond balance under still air conditions at the field camp.  They varied in weight from 0.54 carats to 0.054 carats.  The weighing accuracy of the balance is indicated to be within ± 0.002 grams (0.01 carats).  Continuing sampling with two airlift dredges and a state of the art suction dredge has returned further samples for processing.

The samples were taken from the active sediments of the Sewa River, which is more than 500 meters wide with large islands formed down stream of several of the diabase dykes that cross the river at right angles to its course.  Water levels in the Sewa were exceptionally low this year, exposing nine of these dykes in sand bars in the downstream part of the 10-kilometer stretch of the River covered by this exploration licence.  Several dykes are also known on the upstream sector of this licence from a traverse by inflatable boat during this work.  The dykes act as giant natural riffles across the full width of the riverbed, causing the concentration of heavy minerals such as diamonds and gold.

Minerals associated with the diamonds include lilac coloured garnets, possibly of the pyrope range that are an indicator mineral for kimberlitic rocks, collanda (a local name for ilmenite and iron oxide gravel fragments with similar density to the target diamonds) and some fine grained flake gold.  Close to the downstream boundary of the licence, artesanal miners were recovering sufficient gold to justify their hand mining efforts.  A request is being made to the Mines Department to include gold in the permitted minerals of the diamond exploration licence.

The above results are from the first bulk samples taken on the Sewa licence since the earlier private acquisition of the licence in 1994.  Despite a slow start due to remoteness and lack of infrastructure, Cream management is very encouraged by these results due to their correlation with historic results and the size of the property.  Plans are to expand fieldwork significantly after the rainy season.

Recent sales of alluvial diamonds in Sierra Leone (Sierra Leone Diamond Company 3rd April 2007) returned US$440.91 per carat.  Sierra Leone Mines Department figures indicate an average price of $300 per carat for all national production.  These figures would vary depending on the size and quality of stones recovered in a full-scale alluvial mining operation.  Any estimates of in-situ values in the absence of cost factors supported by a feasibility study (or at least an economic analysis with the usual cautions) would be inappropriate.

Cream holds an undivided 70% interest in two exploration licences in Sierra Leone, West Africa, under the terms of an agreement dated February 25, 2005, between Cream and Casierra Development Fund Inc. and its affiliate company, Casierra Diamond Corporation.

A Technical Report, compliant with NI 43-101, on Alluvial Diamond Properties EPL 1/94 and EPL 5/94 Sierra Leone dated May 12, 2005, was written for Cream Minerals Ltd. by Charles K. Ikona, P.Eng.  On January 18, 2006, an amended report by Mr. Ikona dated November 15, 2005 was filed on Sedar.  The revision updated the property descriptions in order to coincide with the upgrade by the government of Sierra Leone of the offshore licence 5/94 from an “Exclusive Prospecting Licence” designation to a full “Exploration Licence” designation.

In 2005, Banka drilling (manually operated churn drill) indicated that the depth of the gravels encountered during the drilling program varied between 0.0 and 7.0 meters averaging some 3 meters.  This is substantially greater than the average gravel depth of 18 inches (less than 0.5 meters) estimated by Hall (1966), (P.K. Hall, ARSM, BSc, AMIMM), indicating that Hall may have underestimated the volume of gravels on the licence.  Hall, based on his extensive study of the Sewa River placers and very minor sampling, presents an estimate for this section of the river contained within EPL 1/94.  He suggests 2,900,000 cubic yards at 0.4 carats/yard for the channel gravels and 1,500,000 cubic yards at 0.4 carats/yard for the flats and low terraces.  Also, Mahdi (1994) noted recovery of a 2.92-carat diamond from another part of the licence (see Cream website for more information).  Note: These are historical reserve estimates only and neither of these estimates conforms to guidelines under NI 43-101, as at present there are no known reserves or resources contained on either licence.  Furthermore, no qualified person has done sufficient work to classify the historical estimate as current mineral resources, the Company is not treating the historical estimate as current mineral resource and the historical estimate should not be relied upon.

Mr. Ben Ainsworth, P.Eng.,BC, is Operations Manager and the Qualified Person responsible for preparing this news release for Cream Minerals Ltd.

For more information about Cream Minerals’ property interests, live interviews and a one minute snapshot presentation, please visit Cream’s website www.creamminerals.com.

Frank A. Lang, P. Eng.

President & CEO

For further information please contact:  Investor Relations

Tel:  (604) 687- 4622   Fax:  (604) 687-4212   Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.